UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

(Santiago, Chile, April 15th, 2026) – Compañía Cervecerías Unidas S.A. (CCU) announces that at the ordinary shareholders' meeting of the Company held today, were elected members of the board of directors, for a period of three years, Messrs. Pablo Granifo Lavín, Carlos Molina Solís, Rodrigo Hinzpeter Kirberg, Marc Gross, Rory Cullinan, Óscar Hasbún Martínez, Arthur Ribeiro Viñau, Macario Valdés Raczynski and Marie Agathe Lemoine Porte, the latter appointed as independent director in accordance with article 50 bis of Law N° 18,046.

Additionally, at the extraordinary board meeting held the same date, Mr. Pablo Granifo Lavín was appointed as chairman of the board and Mr. Carlos Molina Solís as vice-chairman. In the same meeting, and pursuant to article 50 bis of Law N° 18,046, the independent director Marie Agathe Lemoine Porte appointed Messrs. Carlos Molina Solís and Rodrigo Hinzpeter Kirberg as members of the directors committee, therefore, the committee is composed of directors Marie Agathe Lemoine Porte, Carlos Molina and Rodrigo Hinzpeter.

Finally, in the aforementioned board meeting, and in compliance with the provisions of the Sarbanes-Oxley Act, the board appointed Marie Agathe Lemoine Porte and Carlos Molina Solís as members of the Audit Committee, and director Mr. Rodrigo Hinzpeter Kirberg on an observer status.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: April 15, 2026